Exhibit 99.1

ITW NEWS RELEASE

ITW Reports 14 Percent Growth in Diluted Net Income Per Share for the 2005 First Quarter; Revenues Increased 13 Percent and Operating Income Grew 7 Percent in the Quarter; Company Raises Full-Year Earnings Forecast to $5.13 Midpoint

GLENVIEW, ILLINOIS—(April 19, 2005)—Illinois Tool Works Inc. (NYSE:ITW) today reported 14 percent growth in diluted net income per share in the 2005 first quarter. Diluted net income per share in the quarter was $1.06 versus $0.93 in the 2004 first quarter. In addition, the Company's first quarter revenues increased 13 percent, operating income grew 7 percent and net income rose 8 percent.

The double digit growth in diluted net income per share in the first quarter was partially due to the Company's ongoing strength in the North American Specialty Systems' business units, which provide equipment and consumables for end market replacement and expansion activities. As a result, this segment helped total company base revenues grow at a rate of 6.1 percent in the first quarter. In addition, revenues and operating income increased due to contributions from acquisitions and translation. First quarter earnings growth was achieved even though the Company adopted a new accounting rule early and began expensing stock options. The pre-tax cost associated with the expensing of stock options in the first quarter was approximately $6.8 million. The Company anticipates that it will incur an additional $18.8 million of stock option expense in the remaining three quarters of 2005.

For the 2005 first quarter, operating revenues were $3.074 billion compared to $2.710 billion for the year earlier period. Operating income improved to $477.9 million in the most recent quarter versus $447.6 million in the prior year period. Net income was $312.3 million in the first quarter compared to $290.2 million a year ago. The Company's overall margins of 15.5 percent were 100 basis points lower than a year ago as margin declines in Engineered Products North America, Specialty Systems International and Leasing and Investments more than offset gains in the remaining two segments.

The Company's free operating cash flow continued to be formidable in the 2005 first quarter at $254 million. This strong free cash flow generation allows the Company to continue to fund acquisition activity, which reached $151 million of annualized acquired revenues in the first quarter. The Company is forecasting acquired revenues of $600 to $800 million of annualized revenues for full-year 2005.

 "We are pleased with our operating and earnings performance in the first quarter, especially as we moved proactively to expense stock options for 2005," said W. James Farrell, Chairman and Chief Executive Officer. "We remain cautiously optimistic about our end market prospects and our operating performance for the second quarter and the remainder of the year."

Segment highlights for the 2005 first quarter include:

North American Engineered Products first quarter revenues increased 13 percent largely as a result of acquisitions and base revenue growth from the industrial and construction business units. Automotive base revenues declined 1 percent in the first quarter. Operating income grew 4 percent mainly due to contributions from acquisitions and lower impairment charges versus a year ago. Base income was down slightly as declines related to pricing issues at the automotive units more than offset increases from the industrial units. As a result, first quarter operating margins of 15.7 percent were 130 basis points lower than the year earlier period.

International Engineered Products first quarter revenues grew 23 percent due to contributions from acquisitions, translation and construction and industrial base revenues. Operating income increased 31 percent as a result of lower impairment charges versus the year earlier period as well as contributions from acquisitions and currency translation. Base operating income was up modestly thanks to the construction and industrial units. First quarter operating margins of 13.0 percent were 70 basis points higher than the year earlier period.

North American Specialty Systems first quarter revenues increased 11 percent largely as a result of base revenue increases from a broad array of business units, including welding, food equipment, marking and decorating, and industrial packaging. Operating income grew 17 percent mainly due to strong base income contributions from the previously mentioned business units. As a result, first quarter operating margins of 17.6 percent were 100 basis points higher than the year ago period.

International Specialty Systems first quarter revenues increased 14 percent mainly due to base revenue growth and contributions from translation. Base revenue growth was attributable to the performance of industrial packaging in Europe and Asia, food equipment and welding. Operating income declined 10 percent as a decrease in base income and increased restructuring more than offset gains from translation. The decrease in base income also reflected one time adjustments in a European food equipment business related to accounting issues. First quarter operating margins of 9.1 percent were 240 basis points lower than the year earlier period.

Leasing and Investments first quarter operating income of $18.8 million was 46 percent lower than the year earlier period. The decline in income was principally due to the planned lower income associated with the mortgage portfolio.

Looking ahead, the Company is expecting its operating results to improve modestly as the year progresses. As a result, for the 2005 second quarter the Company is forecasting an earnings range of $1.30 to $1.36. For the full year, the Company is forecasting an earnings range of $5.06 to $5.20. The mid-points of the 2005 second quarter and full-year forecasted ranges would represent earnings growth of 15 percent and 17 percent, respectively.

This Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding end market conditions and operating results for the second quarter and full-year 2005 and the Company's earnings and acquired revenue forecasts. These statements are subject to certain risks, uncertainties, and other factors, which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-K for 2004.

ITW is an $11.7 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 650 decentralized operations in 45 countries and employs some 49,000 people.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC.
(In thousands except per share data)

STATEMENT OF INCOME		THREE MONTHS ENDED MARCH 31,	
		2005	2004
Operating Revenues	$	3,074,291	$ 2,710,349
Cost of revenues		2,022,337	1,750,343
Selling, administrative, and R&D expenses		548,075	483,341
Amortization and impairment of goodwill & other intangibles		25,990	29,023
Operating Income		477,889	447,642
Interest expense		(18,727)	(15,882)
Other income		3,444	7,665
Income From Continuing Operations Before Income Taxes		462,606	439,425
Income taxes		150,300	149,400
Income From Continuing Operations		312,306	290,025
Income (Loss) From Discontinued Operations		-	171
Net Income	$	312,306	$ 290,196
.			
Income Per Share from Continuing Operations:			
Basic	$	1.07	$ 0.94
Diluted	$	1.06	$ 0.93
Income (Loss) Per Share from Discontinued Operations:			
Basic	$	-	$ -
Diluted	$	-	$ -
Net Income Per Share:			
Basic	$	1.07	$ 0.94
Diluted	$	1.06	$ 0.93
Shares outstanding during the period :			
Average		291,394	308,321
Average assuming dilution		293,600	310,409

ESTIMATED FREE OPERATING CASH FLOW		THREE MONTHS ENDED MARCH 31,	
		2005	2004
Net cash provided by operating activities	$	302,951	$ 319,700
Plus: Proceeds from investments		15,392	18,812
Less: Additions to PP&E		(64,028)	(60,513)
Free operating cash flow	$	254,315	$ 277,999

ILLINOIS TOOL WORKS INC.
(In thousands)

STATEMENT OF FINANCIAL POSITION		MAR 31, 2005		DEC 31, 2004
ASSETS				
Cash & equivalents	$	1,052,941	$	667,390
Trade receivables		2,132,492		2,054,624
Inventories		1,361,403		1,281,156
Deferred income taxes		135,387		147,416
Prepaids and other current assets		174,019		171,612
Total current assets		4,856,242		4,322,198
Net plant & equipment		1,875,221		1,876,875
Investments		981,028		912,483
Goodwill		2,848,698		2,753,053
Intangible assets		487,528		440,002
Deferred income taxes		115,341		233,172
Other assets		841,857		814,151
	$	12,005,915	$	11,351,934
LIABILITIES and STOCKHOLDERS' EQUITY				
Short-term debt	$	785,985	$	203,523
Accounts payable		600,272		603,811
Accrued expenses		890,264		959,380
Cash dividends payable		81,146		81,653
Income taxes payable		13,651		2,604
Total current liabilities		2,371,318		1,850,971
Long-term debt		967,857		921,098
Other liabilities		958,047		952,255
Total non-current liabilities		1,925,904		1,873,353
Common stock		3,116		3,114
Additional paid-in capital		1,006,852		978,941
Income reinvested in the business		8,194,678		7,963,518
Common stock held in treasury		(1,921,110)		(1,731,378)
Accumulated other comprehensive income		425,157		413,415
Total stockholders' equity		7,708,693		7,627,610
	$	12,005,915	$	11,351,934